Bloodhound Search Technologies, Inc.
19901 Southwest Freeway, Suite 114
Sugar Land, TX 77479

                                July 19, 2006

BY EDGAR AND
FACSIMILE (202) 551-3291

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: Raquel Howard

Re:  Bloodhound Search Technologies, Inc.
Item 4.01 Form 8-K
Filed on June 26, 2006
File Number 000-29553

Ladies and Gentlemen:

Bloodhound Search Technologies, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") a second amended and restated Current Report on Form 8-K (the "Amendment No. 2 to the Form 8-K") in response to the Commission's comments, dated July 12, 2006 (the "Comment Letter"), with reference to the Company's Current Report on Form 8-K filed with the Commission on June 26, 2006, as previously amended on July 6, 2006 (the "Form 8-K").

In addition to the Amendment No. 2 to the Form 8-K, the Company supplementally responds to all the Commission's comments as follows:

1. Comment: Please revise your disclosure to address whether the former accountant’s reports on your financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or were modified as to uncertainty, audit scope, or accounting principles, which would include the uncertainty regarding the ability to continue as a going concern. See Item 304(a)(1)(ii) of Regulation S-B.

Response: In accordance with the Commission’s Comment Letter, the Form 8-K has been revised to provide that none of the reports of the Company’s former accountant on the Company’s financial statements during either of the Company’s previous two fiscal years and for the period since then and until June 20, 2006, contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles, which would include the uncertainty regarding the ability to continue as a going concern.

2.  Comment: Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

Response: In accordance with the Commission’s Comment Letter, we have obtained and filed as Exhibit 16.2 a letter from the Company’s former accountants stating that the former accountant agrees with our revised Item 304 disclosures.

In accordance with the Commission’s Comment Letter, the undersigned hereby acknowledges that:

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments to the Company’s counsel, David Lubin, Esq., as follows:

David Lubin, Esq.
David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Telephone: (516) 284-1740
Facsimile: (516) 908-5260
Email: david@dlubinassociates.com

Thank you very much for your attention to this matter.

Very truly yours,

BLOODHOUND SEARCH
TECHNOLOGIES, INC.

By:  /s/ David Campbell
Name: David Campbell
Title:  Chief Executive Officer